Generic Marketing Services, Inc.
                      2811 Reidville Road, Suite 23
                         Spartanburg, SC  29301
                         Phone:  (864) 316-2909

October 11, 2007

VIA EDGAR AND FIRST CLASS MAIL

Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:   Generic Marketing Services, Inc.
        Registration Statement on Form SB-2
        File Number:  333-145132

        Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Basic Services, Inc., a Nevada corporation (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM Eastern Standard Time on Thursday, October 18, 2007, or as soon thereafter as possible.

Further, the Company acknowledges that:

      o Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

      o The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


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October 11, 2007
Page 2

Should you have any questions or require any additional information with respect to this filing, please contact our corporate counsel, Thomas C. Cook, Esq. at (702) 221-1925 or by facsimile at (702) 221-1963.

Thank you for your assistance and cooperation.

Yours very truly,

/s/ Frank Arnone
----------------
    Frank Arnone
    President

cc:   Thomas C. Cook, Esq.


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